DIGITAL DONATIONS TECHNOLOGIES, INC.

68 South Service Road, Suite 100

Melville, New York 11747

631-465-2163

July 11, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Digital Donations Technologies, Inc.
Registration Statement on Form S-1
File No. 333-214601

To the Securities and Exchange Commission:

Digital Donations Technologies, Inc. has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement and amendments on Form S-1 (File No. No. 333-214601).

On behalf of the Company, we hereby request the acceleration of the effective date of that Registration Statement to 10:00 am EST on July 13, 2017 or as soon as practicable thereafter.

Thank you for your courtesies in this matter.

Sincerely,

/s/ Keith Orlean
Chief Executive Officer
DIGITAL DONATIONS TECHNOLOGIES, INC.